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Filed by IMC Global Inc. and Phosphate Resource Partners Limited Partnership pursuant to Rule 425 under the Securities and Exchange Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

IMC Global Inc. Commission File No: 1-9759
Phosphate Resource Partners Limited Partnership
Commission File No: 1-9164
Subject Companies: IMC Global Inc. and Phosphate Resource Partners Limited Partnership

THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY IMC GLOBAL INC. AND PHOSPHATE RESOURCE PARTNERS LIMITED PARTNERSHIP ON JANUARY 15, 2004.

NEWS

IMC Global Inc. 100 South Saunders Road Lake Forest, Illinois 60045-2561 847.739.1200
FOR IMMEDIATE RELEASE	News Release
Investor and Media Contact: David A. Prichard 847.739.1810 daprichard@imcglobal.com

IMC Global Board of Directors Approves Making Proposal to Phosphate
Resource Partners Limited Partnership Unitholders to Acquire all Publicly Held Units

LAKE FOREST, Ill., Jan. 15—The Board of Directors of IMC Global Inc. has authorized management of the Company to communicate a proposal to Phosphate Resource Partners Limited Partnership to acquire all of the publicly held units of PLP. Under the proposal, each publicly held PLP unit would be converted into 0.2 shares of IMC common stock.

IMC and PLP have previously announced an arrangement pursuant to which Alpine Capital, L.P., Keystone, Inc. and The Anne T. and Robert M. Bass Foundation, collectively the largest holders of PLP units other than IMC, have agreed to support a transaction in which all PLP publicly held units would be converted into 0.2 shares of IMC common stock.

Any transaction will be subject to, among other things, the negotiation of a definitive merger agreement, necessary regulatory approvals, action by the unitholders of PLP and other conditions which are customary for transactions of this nature involving publicly traded companies.

With 2002 revenues of $2.1 billion, IMC Global is the world's largest producer and marketer of concentrated phosphates and potash crop nutrients for the agricultural industry and a leading global provider of feed ingredients for the animal nutrition industry. For more information, visit IMC Global's Web site at imcglobal.com.

PLP is engaged in the production and sale of phosphate crop nutrients and animal feed ingredients. For more information, visit the PLP Web site at phosplp.com.

        If the transaction is pursued and moves forward to a vote of PLP unitholders, prior to any vote, IMC Global will file a Registration Statement with the Securities and Exchange Commission, which will include a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction. At that time PLP unitholders will be urged to read the proxy statement/prospectus and any other relevant documents filed with the Securities and Exchange Commission because they will contain important information relating to IMC Global and its interests in PLP, PLP and the proposed merger. You will be able to obtain the document free of charge at the website maintained by the Securities and Exchange Commission at www.sec.gov. In addition, you may obtain documents filed with the SEC by IMC Global, including periodic reports and current reports, free of charge by requesting them in writing from IMC Global Inc., 100 South Saunders Road, Lake Forest, Illinois 60045-2561, Attention: David A. Prichard, or by telephone at (847) 739-1200; e-mail: daprichard@imglobal.com. You may obtain documents filed with the Securities and Exchange Commission by PLP free of charge by requesting them in writing from 100 South Saunders Road, Suite 300, Lake Forest, Illinois 60045-2561, or by telephone, (847) 739-1200.

Forward-Looking Statements

        This news release contains forward-looking statements that are based on current expectations; actual results may differ materially. Such forward- looking statements include statements regarding quarterly and annual results for 2003 and expectations regarding the phosphate market recovery. These statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results and Company plans and objectives to differ materially from those expressed in the forward-looking statements.

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Forward-Looking Statements